SEMLER SCIENTIFIC, INC.

2330 NW Everett St

Portland, OR 97210

February 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Semler Scientific, Inc.
Registration Statement on Form S-1
File No. 333- 192362

Ladies and Gentlemen:

Semler Scientific, Inc. (the “Company”) hereby requests to withdraw the request for acceleration of the above-referenced Registration Statement that was delivered to you on February 11, 2014.

The Company intends to submit an additional acceleration request at a later time.

If you have any questions regarding this letter, please contact Yvan-Claude Pierre at (212) 549-0378 or, in his absence, Marianne Sarrazin at (415) 659-5936.

SEMLER SCIENTIFIC, INC.

By:	/s/ Douglas Murphy-Chutorian
Douglas Murphy-Chutorian, M.D.
Chief Executive Officer